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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 3

       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of Reporting Person

   Anderson             Richard
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   (Last)               (First)                 (Middle)

   38 Lincoln Street
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                                    (Street)

   Lexington               MA                   02421
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   07/19/2002
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3. IRS Identification Number of Reporting Person,
   if an entity (voluntary)

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4. Issuer Name and Ticker or Trading Symbol


   Temtex Industries, Inc. (TMTX.OB)
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5. Relationship of Reporting Person(s) to Issuer
  (Check all applicable)

   [ X ]   Director                     [ X ]   10% Owner
   [ X ]   Officer (give title below)   [   ]   Other (specify below)

              Chief Executive Officer and President
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6. If Amendment, Date of Original (Month/Day/Year)

   N/A

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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

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Table I -- Non-Derivative Securities Beneficially Owned
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                                            2.                       3.
1.                                          Amount of Securities     Ownership Form
Title of Security                           Beneficially Owned       Direct (D) or        4.
(Instr. 4)                                 (Instr. 4)                Indirect (I)         Nature of Indirect Beneficial Ownership
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, See Instruction
  5(b)(v).



Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                      3.
                                                      Title and Amount
                              2.                      of Securities
                              Date Exercisable and    Underlying                            5.
                              Expiration Date         Derivative Security     4.            Ownership
                              (Month/Day/Year)        (Instr. 4)              Conversion    Form of            6.
1.                            --------------------    -------------------     or Exercise   Derivative         Nature
Title of                      Date       Expira-                Amount or     Price of      Security:          of Indirect
Derivative Security           Exer-      tion                   Number of     Derivative    Direct (D)         Beneficial
(Instr. 4)                    cisable    Date         Title     Shares        Security      or Indirect (I)    Ownership
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
Subordinated Convertible      07/19/     07/19/        Common
Note                          2003(1)     2007          Stock     33,333(2)    $0.60         D
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Common Stock Purchase         07/19/     07/19/        Common
Warrant (right to purchase)    2002       2007          Stock      6,675       $0.60         D
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Option to Purchase Common     07/19/     07/19/        Common
Stock (right to purchase)      2003       2007          Stock    500,000(3)    $0.55         D
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


Explanation of Responses:

(1) Commencing July 19, 2003, the Convertible Notes are convertible at the option of the holders thereof. The Convertible Notes are convertible prior to July 19, 2003, upon an event of default at the election of the holders. Lastly, to the extent the holders of the Convertible Notes do not voluntarily elect to receive the prepayment of the notes in connection with certain sale events as set forth in the Convertible Note, it will automatically convert upon the occurrence of such event at the then existing conversion price.

(2) Based on the conversion of the current principal amount of Mr. Anderson's Convertible Note as of the date of thus report ($20,000).

(3) The options vest in three equal annual installments on each of July 19, 2003, July 19, 2004 and July 19, 2005.



 /s/ RICHARD ANDERSON                              July 29, 2002
-----------------------------------------       ------------------
Richard Anderson                                      Date
    **Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.